                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

________________________________________________________________________________

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                          ACT OF 1934 [NO FEE REQUIRED]

                   For the fiscal year ended December 31, 2001

                                       OR

   [_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                          ACT OF 1934 [NO FEE REQUIRED]

          For the transition period from _____________ to _____________

                         Commission File Number 1-10000

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                              WACHOVIA SAVINGS PLAN

              (Formerly named First Union Corporation Savings Plan)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              WACHOVIA CORPORATION
                               One Wachovia Center
                      Charlotte, North Carolina 28288-0013


(a) The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as part of this Annual Report on Form 11-K:


    Independent Auditors' Report

    Financial Statements:
     Statements of Net Assets Available for Benefits, December 31, 2001 and 2000 Statement of Changes in Net Assets Available for Benefits, Year Ended December 31, 2001

    Notes to Financial Statements

    Supplemental Schedule:
     Schedule of Assets Held for Investment Purposes at End of Year, December 31, 2001

(b) The following Exhibit is filed as part of this Annual Report on Form 11-K:

    Independent Auditors' Consent

                              WACHOVIA SAVINGS PLAN
             (Formerly named First Union Corporation Savings Plan)

                              Financial Statements
                                  and Schedule

                  As of December 31, 2001 and 2000 and for the
                          year ended December 31, 2001

                   (With Independent Auditors' Report Thereon)

                          INDEPENDENT AUDITORS' REPORT
--------------------------------------------------------------------------------

The Human Resources Committee
Wachovia Corporation:

     We have audited the accompanying statements of net assets available for benefits of Wachovia Savings Plan (the Plan), formerly named First Union Corporation Savings Plan, as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


KPMG LLP

Charlotte, North Carolina
June 13, 2002

                              WACHOVIA SAVINGS PLAN
             (FORMERLY NAMED FIRST UNION CORPORATION SAVINGS PLAN)

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------

                                                                                December 31,
                                                             -------------------------------

                                                                       2001             2000
--------------------------------------------------------------------------------------------
ASSETS
Investments, at fair value
  Marketable
    Evergreen U.S. Government Fund                           $  122,379,267       86,061,100
    Evergreen Balanced Fund                                     122,770,525      149,564,674
    Stable Fund                                                 620,565,829      561,723,668
    Evergreen Foundation Fund                                   188,498,825      235,647,131
    Evergreen Fund                                              195,865,466      254,383,628
    FUNB Enhanced Stock Market Fund                             559,131,696      642,506,869
    Evergreen International Growth Fund                          67,871,915       79,939,589
    Evergreen Growth Fund                                       144,571,524      130,120,150
    Dodge and Cox Stock Fund                                     54,373,745               --
    Wachovia Equity Fund                                         58,474,982               --
    Wachovia Equity Index Fund                                  122,046,719               --
    Wachovia Money Market Fund                                  141,757,181               --
    American Europacific Growth Fund                             16,406,842               --
    Wachovia Corporation Common Stock Fund
      Wachovia Corporation common stock                         307,594,215               --
      Cash and cash equivalents                                   7,947,835               --
    Employee Stock Ownership Plan
      Wachovia Corporation common stock
        Allocated                                               718,174,174      579,902,333
        Unallocated                                              83,442,545       79,695,940
      Cash and cash equivalents
        Allocated                                                37,664,400      155,738,831
        Unallocated                                                 643,666        1,383,320
Self-Directed Investments, at fair value                                 --        2,524,840
--------------------------------------------------------------------------------------------
        Total marketable investments                          3,570,181,351    2,959,192,073
Participants' loans receivable                                  139,075,878      112,597,312
--------------------------------------------------------------------------------------------
        Total investments                                     3,709,257,229    3,071,789,385
--------------------------------------------------------------------------------------------
Due from brokers for the sale of securities                     304,540,350               --
--------------------------------------------------------------------------------------------
Total assets                                                  4,013,797,579    3,071,789,385
============================================================================================
LIABILITIES
Refund of excess contributions and earnings                              --        4,621,533
Loan payable - Employee Stock Ownership Plan - unallocated       49,273,002       51,220,634
--------------------------------------------------------------------------------------------
        Net assets available for benefits                    $3,964,524,577    3,015,947,218
============================================================================================

See accompanying notes to financial statements.

                              WACHOVIA SAVINGS PLAN
             (FORMERLY NAMED FIRST UNION CORPORATION SAVINGS PLAN)

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------

                                                                Year Ended December 31, 2001
                                         ----------------------------------------------------
                                                                   Employee
                                                                      Stock
                                                                  Ownership
                                             Participant              Plan-
                                                Directed        Unallocated             Total
---------------------------------------------------------------------------------------------
ADDITIONS TO PLAN ASSETS
Investment income
  Interest on loans                      $     8,890,989                 --         8,890,989
  Net depreciation
    in fair value of investments             (40,099,173)        12,773,562       (27,325,611)
---------------------------------------------------------------------------------------------
        Total investment loss, net           (31,208,184)        12,773,562       (18,434,622)
  Employer contributions                     127,381,483          3,027,457       130,408,940
  Employee contributions                     188,432,989                 --       188,432,989
  Net assets contributed through
    mergers                                1,044,824,951                 --     1,044,824,951
  Transfers from other funds                 270,576,385                 --       270,576,385
---------------------------------------------------------------------------------------------
        Total additions to plan assets     1,600,007,624         15,801,019     1,615,808,643
---------------------------------------------------------------------------------------------
DEDUCTIONS FROM PLAN
  ASSETS
  Participants' withdrawals                  389,258,588                 --       389,258,588
  Transfers to other funds                   264,199,517          6,376,868       270,576,385
  Interest expense                                    --          4,469,568         4,469,568
  Administrative expenses                      2,926,743                 --         2,926,743
---------------------------------------------------------------------------------------------
        Total deductions from plan
          assets                             656,384,848         10,846,436       667,231,284
---------------------------------------------------------------------------------------------
Increase in net assets
    available for benefits                   943,622,776          4,954,583       948,577,359
Net assets available for benefits
  Beginning of year                        2,986,088,592         29,858,626     3,015,947,218
---------------------------------------------------------------------------------------------
  End of year                            $ 3,929,711,368         34,813,209     3,964,524,577
=============================================================================================

See accompanying notes to financial statements.

                              WACHOVIA SAVINGS PLAN
             (FORMERLY NAMED FIRST UNION CORPORATION SAVINGS PLAN)

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2001 and 2000
--------------------------------------------------------------------------------

NOTE 1:  DESCRIPTION OF PLAN

     On September 1, 2001, First Union Corporation merged with Wachovia Corporation and the merged entity retained the name Wachovia Corporation. As a result of the merger, on January 1, 2002, the name of the First Union Corporation Savings Plan was changed to the Wachovia Savings Plan ("the Plan").

     The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

GENERAL

     Wachovia Corporation and its subsidiaries (the "Companies") sponsor the Plan, which is designed to promote savings for retirement, and which is a defined contribution plan. The Companies' and employee contributions are held in trust and earn income tax-free until distributed. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Effective January 1, 1999, the portion of the Plan invested in the Wachovia Corporation Common Stock Fund was amended to be an employee stock ownership plan that invests primarily in employer securities. The first one percent of the Companies' matching contribution is made in Wachovia Corporation common stock. Each employee can immediately elect to liquidate the Company's common stock credited to the employee's account by transferring the value of the common stock to any of a number of investment options available within the Plan. The Companies have adopted the American Institute of Certified Public Accountants Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters".

ELIGIBILITY, CONTRIBUTIONS AND BENEFITS

     Under the Plan, an employee is eligible to participate after one year of service. Employee contributions, pre-tax and after-tax, are elected by the participant and cannot exceed 15 percent of the employee's gross compensation. The maximum percentage of the employer matched contribution is determined annually by the Board of Directors of Wachovia Corporation, and the contribution amounts are paid from net income or accumulated earnings in accordance with the provisions of the Internal Revenue Code of 1986 as amended together with all regulations, revenue rulings and revenue procedures issued thereunder (the "Code"). The employer's matching contribution cannot exceed 6 percent of a participant's base compensation. Beginning in 1999, the first one percent of the employer's contribution was made with Wachovia Corporation common stock. Participants are fully vested in their entire account balances at all times.

     Four types of withdrawals are allowed under the Plan: normal, specified cause, hardship and after age 59 1/2. Each type of withdrawal must be approved by the Human Resources Committee (the "Committee"). Participants may withdraw up to their entire account balance, depending on the type of withdrawal, net of applicable withholdings and/or loan balances, or a minimum of $500. The amount of tax withholding depends on the type of withdrawal.

     Participants may borrow up to 50 percent of the balance of their accounts with a minimum loan of $1,000 and a maximum loan of $50,000. Loan balances are charged interest at a fixed rate for the life of the loan. The interest rate is determined at origination as the quoted Wall Street Journal prime interest rate as of the 25th of the preceding month. Loans are made for a minimum of 12 months or a maximum of 60 months. Loan repayments are generally made semi-monthly as a payroll deduction. If a participant retires or is otherwise terminated, the loan balance must be paid in full or the outstanding balance will be considered as a taxable distribution.

     Participants, at retirement, may elect to receive a distribution of their account balances. A participant is considered retired if it is the participant's 65th birthday, if it is the participant's 50th birthday with 10 or more years of service, or if it is determined that the participant is totally disabled. Distributions may be made in a lump sum, in installments or in a combination of both. Installment payments must be in multiples of $50 over a period not to exceed the life expectancy of the participant. Distribution of a retired participant's account balance must begin at age 70 1/2.

     Although the employer has not expressed any intent to terminate the Plan, it may do so at any time subject to the provisions of ERISA. If the Plan is terminated, the accounts of each participant shall be adjusted in accordance with Plan provisions.

                                                                     (Continued)

                              WACHOVIA SAVINGS PLAN
             (FORMERLY NAMED FIRST UNION CORPORATION SAVINGS PLAN)

                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

PARTICIPANT DIRECTED

     In accordance with the Plan provisions, Plan earnings are allocated to participants' accounts on a daily basis.

     The investment options available to participants at December 31, 2001 and 2000, are presented below.

Evergreen U.S. Government Fund

     This mutual fund invests primarily in debt instruments issued or guaranteed by the U.S. Government or its agencies. Its objective is to provide a high level of current income consistent with stability of principal.

Evergreen Balanced Fund

     This mutual fund maintains a diversified investment portfolio of common and preferred stocks, U.S. Government and agency obligations, and corporate bonds. Its objective is to produce long-term total return through capital appreciation, dividends and interest income.

Stable Fund

     This pooled investment fund invests primarily in money market instruments, investment contracts, U.S. Government and agency securities, and corporate notes. Its investment objective is to provide stable principal value combined with a yield that is one percentage point or more over the 91-day U.S. Treasury bill yield.

Evergreen Foundation Fund

     This mutual fund invests primarily in a combination of income producing common stocks, preferred stocks, convertible securities, corporate and U.S. Government debt obligations, and short-term debt instruments. Its investment objective is to provide income, conservation of capital and capital appreciation.

Evergreen Fund

     This mutual fund invests primarily in common stocks, including securities convertible into or exchangeable for common stocks of companies which are little-known or relatively small or special situations and which offer the potential for capital appreciation. The remainder of its portfolio consists of securities of relatively well-known and large companies in an attempt to provide liquidity as well as potential for capital appreciation.

FUNB Enhanced Stock Market Fund

     This collective investment fund invests primarily in a diversified portfolio of common stocks and S&P 500 futures contracts. Its investment objective is to provide a total rate of return equal to or exceeding that of the S&P 500 market index each calendar year.

Evergreen International Growth Fund

     This fund invests primarily in internationally diversified portfolios consisting of common and preferred stocks, convertible securities and warrants. The fund also uses stock index and currency futures. Its investment objective is to provide long-term capital appreciation.

Evergreen Growth Fund

     This fund invests principally in common stocks of small to mid-sized companies that have demonstrated earnings, asset values, or growth potential not yet reflected in their market price. Its investment objective is long-term capital appreciation.

Dodge and Cox Stock Fund

     This fund seeks long-term growth of principal and income. A secondary objective is to achieve a reasonable current income.

Wachovia Equity Fund

     This fund pursues growth of principal and income by investing in quality stocks issued by well-established, large and mid-size U.S. companies that offer growth and value opportunities.

Wachovia Equity Index Fund

     This fund invests primarily in a broad-diversified portfolio on common stocks that make up the S&P 500 index.

Wachovia Money Market Fund

     This fund investments include high quality money market instruments that are rated in the highest short-term rating categories.

American Europacific Growth Fund

     This fund invests primarily in stocks of issuers located in Europe and the Pacific Basin. Its investment objective is long-term growth of capital.

Wachovia Corporation Common Stock Fund

     This fund invests in Wachovia Corporation common stock. Dividends are reinvested in additional shares of Wachovia Corporation common stock. Its primary investment objective is long-term capital appreciation.

                                                                     (Continued)

                              WACHOVIA SAVINGS PLAN
             (FORMERLY NAMED FIRST UNION CORPORATION SAVINGS PLAN)

                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

MERGERS WITH FINANCIAL INSTITUTIONS

     Since 1985, Wachovia Corporation has acquired several financial institutions. The employees of these institutions have been allowed to participate in the Plan as of the consummation date of each respective merger.

     Generally, the assets and obligations of acquired plans are recorded by the Plan pursuant to the amended and restated Plan document which identifies the date of the respective merger when the assets and obligations of the acquired plan legally transfer to the Plan.

     In April 1998, CoreStates Financial Corp was acquired by Wachovia Corporation. Assets of their plans, which were approximately $955 million, were transferred to the Plan on January 14, 1999.

     In June 1998, The Money Store Inc. was acquired by Wachovia Corporation. Assets of their plan, which were approximately $89 million, were transferred to the Plan on July 15, 1999.

     In 1999, assets of the savings plans of Questpoint; Bowles, Hollowell, Conner and Co.; Tattersall Advisory Group Inc.; and Congress Talcott were merged into the Plan. Their plan assets were approximately $4 million, $8 million, $1 million and $15 million, respectively.

     In October 1999, Everen Capital Corporation was acquired by Wachovia Corporation. Assets of their plan, which were approximately $705 million, were transferred to the Plan on November 1, 1999. The plan included a self-directed investment option, allowing participants to invest their account balances in any investment, within certain specified limitations. The assets subject to the Everen self-directed investment option were liquidated by January 31, 2001.

     In April 1998, Nationwide Remittance Centers, Inc. was acquired by Wachovia Corporation. Assets of their plan, which were approximately $1 million, were transferred to the Plan on August 31, 2000.

     In 2001, assets of the savings plans of The Tribus Companies, Inc., Pivot.com and JWGenesis Financial Corporation were merged into the Plan. Their plan assets were approximately $6 million, $1 million and $3 million, respectively.

     On December 31, 2001, the legacy Wachovia Corporation Retirement Savings and Profit Sharing Plan ("RSPSP") merged into the Plan. The RSPSP assets of $1 billion and liabilities of zero as of December 31, 2001 were transferred to the Plan and are reflected in the December 31, 2001 statement of net assets available for benefits. The transfer of the RSPSP assets is reflected in "Net assets contributed through mergers" in the accompanying statement of changes in net assets available for benefits for the year ended December 31, 2001. The components of the assets transferred are listed below.

                                                                 December 31,
                                                               --------------

                                                                         2001
-----------------------------------------------------------------------------
ASSETS
Investments, at fair value
  Marketable investments
    Dodge and Cox Stock Fund                                   $   54,373,745
    Wachovia Equity Fund                                           58,474,982
    Wachovia Equity Index Fund                                    122,046,719
    Wachovia Money Market Fund                                    141,757,181
    American Europacific Growth Fund                               16,406,842
    Wachovia Corporation Common Stock Fund
      Wachovia Corporation common stock                           307,594,215
      Cash and cash equivalents                                     7,947,835
-----------------------------------------------------------------------------
        Total marketable investments                              708,601,519
Participants' loans receivable                                     22,662,125
-----------------------------------------------------------------------------
        Total investments                                         731,263,644
-----------------------------------------------------------------------------
Due from brokers for the sale of securities                       304,540,350
-----------------------------------------------------------------------------
Total assets                                                   $1,035,803,994
-----------------------------------------------------------------------------

                                                                     (Continued)

                              WACHOVIA SAVINGS PLAN
             (FORMERLY NAMED FIRST UNION CORPORATION SAVINGS PLAN)

                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

VALUATION OF INVESTMENTS

     The specific identification method is used in determining the cost of securities. Security transactions are recognized on the trade date (the date the order to buy or sell is executed). Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

     Investments in cash management accounts and participants' loans receivable are stated at cost which approximates fair value. Investments in commercial paper, U.S. Government and agency securities, corporate bonds, mutual funds, collective investment funds and common stocks are stated at fair value, which is based on closing market quotations.

     In accordance with the American Institute of Certified Public Accountants Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefits Plans and Defined-Contribution Pension Plan", the Stable Fund's holdings of investment contracts are generally stated at contract value plus accrued interest because they are considered to be benefit responsive, thus providing reasonable access to the funds by participants. If Plan management is aware that an event has occurred that may affect the ability to recover the full value of a contract, the contract is reported at its estimated realizable value. Otherwise the fair value of investment contracts approximates the contract value, including any accrued interest.

     Interest and dividends earned on marketable investments are treated as gains in appreciation of the fair value of the fund, since all income received by the fund is reinvested in the fund and thus increases the participants' share value.

BASIS OF PRESENTATION

     The accompanying financial statements are prepared on an accrual basis in accordance with accounting principles generally accepted in the United States of America.

     The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect reported amounts of assets, liabilities and obligations and disclosure of contingent liabilities at the date of the financial statements, as well as additions to and deductions from these amounts during the reporting period. Actual results could differ from those estimates.

                                                                     (Continued)

                              WACHOVIA SAVINGS PLAN
             (FORMERLY NAMED FIRST UNION CORPORATION SAVINGS PLAN)

                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 3:  INVESTMENTS

     Under the terms of the Plan, Wachovia Bank, National Association (the "Trustee"), a wholly-owned subsidiary of Wachovia Corporation and a related party-in-interest, holds the assets of the Plan in bank-administered trust funds. Investments that represent five percent or more of the Plan's net assets are separately identified below.

     The investment contracts held by the Stable Fund have crediting interest rates ranging from 5.16 percent to 8.00 percent and 6.01 percent to 8.00 percent at December 31, 2001 and 2000, respectively. The average yields for the investment contracts ranged from 5.16 percent to 8.00 percent and 6.01 percent to 8.00 percent for the years ended December 31, 2001 and 2000, respectively.


                                                                   December 31,
                                                --------------------------------

                                                          2001             2000
--------------------------------------------------------------------------------
INVESTMENTS, AT FAIR VALUE
Marketable
  Evergreen Balanced Fund                       $            -      149,564,674
  Stable Fund                                      620,565,829      561,723,668
  Evergreen Foundation Fund                                  -      235,647,131
  Evergreen Fund                                             -      254,383,628
  FUNB Enhanced Stock Market Fund                  559,131,696      642,506,869
  Wachovia Corporation Common Stock Fund           315,542,050                -
  Employee Stock Ownership Plan
    Wachovia Corporation common stock              801,616,719      659,598,273
Not readily marketable
  Participants' loans receivable                $            -      112,597,312
================================================================================

     In connection with the merger of the RSPSP into the Plan at December 31, 2001, investments in certain mutual funds of the RSPSP were sold but the trades had not yet settled at December 31, 2001, and accordingly, a receivable for the amount sold is recorded as due from brokers for the sale of securities in the accompanying statements of net assets available for benefits.

The appreciation (depreciation) in value of the Plan's investments (including investments bought, sold and held during the year) is presented below.


                                                                     Year Ended
                                                                   December 31,
                                                                  --------------

                                                                           2001
--------------------------------------------------------------------------------
Evergreen U.S. Government Fund                                    $   6,878,802
Evergreen Balanced Fund                                             (16,576,023)
Stable Fund                                                          28,630,327
Evergreen Foundation Fund                                           (22,223,510)
Evergreen Fund                                                      (46,544,880)
FUNB Enhanced Stock Market Fund                                     (71,733,693)
Evergreen International Growth Fund                                 (14,904,533)
Evergreen Growth Fund                                                (9,912,771)
Wachovia Corporation common stock                                   119,060,670
--------------------------------------------------------------------------------
        Net depreciation                                          $ (27,325,611)
================================================================================

                                                                     (Continued)

                              WACHOVIA SAVINGS PLAN
             (FORMERLY NAMED FIRST UNION CORPORATION SAVINGS PLAN)

                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 4:  INCOME TAX STATUS

     The Internal Revenue Service has determined and informed the Companies by a letter dated December 20, 2000, that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Code. During 2001, the Plan was amended and restated. The Companies have not yet received a determination letter for the amended and restated Plan. The Companies believe that the Plan currently is designed and being operated in compliance with the applicable requirements of the Code and that, therefore, the Plan continues to qualify under Section 401(a) and the related trust continues to be tax-exempt as of December 31, 2001. Therefore, no provision for income taxes has been made in the accompanying financial statements. The Committee files an annual information return with the Department of Labor.

     Participant contributions made to the Plan must not discriminate in favor of highly compensated employees ("HCE's"). The Plan failed the Actual Deferral Percentage test for the plan year 2000. In order to correct this failure, excess contributions plus earnings were returned to HCE's. Subsequent to December 31, 2000, the Plan refunded excess contributions and earnings thereon of $3,060,571 to HCE's. In addition, $1,560,962 of employer matching contributions were forfeited, and were used to reduce future obligations of the Companies. These amounts have been reflected in the accompanying financial statements for the year ended December 31, 2000. The excess contributions were refunded to participants within two and one-half months after year-end.

NOTE 5:  RELATED PARTY TRANSACTIONS

     The Evergreen U.S. Government Fund, the Evergreen Balanced Fund, the Evergreen Foundation Fund, the Evergreen Fund, the Evergreen International Growth Fund, the Evergreen Growth Fund, the Wachovia Equity Index Fund, the Wachovia Diversified Growth Portfolio, the Wachovia Equity Fund, and the Wachovia Money Market Fund are mutual funds managed by subsidiaries of First Union National Bank, which was renamed Wachovia Bank, National Association on April 1, 2002 and is a subsidiary of Wachovia Corporation. The FUNB Enhanced Stock Market Fund is a collective investment trust managed by Wachovia Bank, National Association. The Stable Fund investments are managed by Wachovia Bank, National Association. The Wachovia Corporation Common Stock Fund is managed by Wachovia Bank, National Association, and it is principally comprised of shares of Wachovia Corporation common stock.

     Wachovia Bank, National Association, a party in interest, serves as the trustee for the Plan. In 2001, the Plan paid administrative expenses to Wachovia Bank, National Association amounting to $2,926,743.


                                                                     (Continued)

                              WACHOVIA SAVINGS PLAN
             (FORMERLY NAMED FIRST UNION CORPORATION SAVINGS PLAN)

                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 6:  LOANS PAYABLE

     Upon the merger of the CoreStates Employee Stock Ownership and Savings Plan into the Plan in 1999, Wachovia Bank, National Association assumed all obligations of CoreStates Financial Corp under the loan agreement dated October 27, 1994, pursuant to which Meridian Trust Company issued to Meridian Bancorp, Inc. its promissory note dated October 27, 1994, in the amount of $60,000,000, with a maturity date of October 1, 2014, and bearing an interest rate of 8.85 percent. The Companies are obligated to make contributions to maintain debt service.

     The loan was originally collateralized by 3,274,816 shares of Wachovia Corporation common stock. The loan repayment schedule is as follows:

                   2002            $ 2,125,803
                   2003              2,320,273
                   2004              2,532,533
                   2005              2,764,211
                   2006              3,017,082
             Thereafter            $36,513,100

     As the Plan makes each payment of principal and interest, an appropriate percentage of common stock will be available to fund the Companies' one percent match in accordance with the provisions of the Plan document. If shares made available after payment of principal are in excess of those amounts required to fund the Companies' one percent matching contribution, those shares may be utilized to fund the Companies' matching contribution where participants have elected to invest in the Wachovia Corporation Common Stock Fund or in participant contributions where participants have elected to invest in Wachovia Corporation common stock. Shares vest fully upon allocation. Dividends on allocated shares may be either distributed or reinvested in Wachovia Corporation common stock at the discretion of the Companies. The Companies have elected to reinvest the dividends.

     The borrowing is collateralized by 2,660,795 unallocated shares of Wachovia Corporation common stock at December 31, 2001, and is guaranteed by the Companies. In 2001, 204,677 shares were released based on principal and interest paydowns on the loan. The lender has no rights against shares once they are allocated under the Plan. Accordingly, the financial statements of the Plan for the year 2001 present separately the assets and liabilities and changes therein pertaining to: (a) the accounts of employees with vested rights in allocated stock, and (b) stock not yet allocated to employees (Unallocated).

     Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is required to vote all shares in the Plan, including unallocated shares, in proportion to the response received for participants and beneficiaries with respect to stock allocated to participant accounts.

                                                                      SCHEDULE 1
                                                                          Page 1
                              WACHOVIA SAVINGS PLAN
             (FORMERLY NAMED FIRST UNION CORPORATION SAVINGS PLAN)

         Schedule of Assets Held for Investment Purposes at End of Year
--------------------------------------------------------------------------------

                                                                                                 December 31, 2001
                                                                                      ----------------------------

                                                                                        Par Value
                                                                                        or Number             Fair
                                       Identity of Issue                                 of Units            Value
------------------------------------------------------------------------------------------------------------------
MUTUAL FUNDS
Evergreen U.S. Government Fund *                                                       10,951,263  $   122,379,267
Evergreen Balanced Fund *                                                              11,560,313      122,770,525
Evergreen Foundation Fund *                                                            11,543,100      188,498,825
Evergreen Fund *                                                                       15,757,479      195,865,466
Evergreen International Growth Fund *                                                  10,099,987       67,871,915
Evergreen Growth Fund *                                                                 9,220,123      144,571,524
Dodge and Cox Stock Fund                                                                  540,978       54,373,745
Wachovia Equity Fund *                                                                  4,453,540       58,474,982
Wachovia Equity Index Fund *                                                            5,825,619      122,046,719
Wachovia Money Market Fund *                                                          149,346,978      141,757,181
American Europacific Growth Fund                                                          610,601       16,406,842
------------------------------------------------------------------------------------------------------------------
        Total Mutual Funds                                                                           1,235,016,991
------------------------------------------------------------------------------------------------------------------
COMMON STOCK FUNDS
Wachovia Corporation Common Stock Fund *                                                9,808,489      315,542,050
------------------------------------------------------------------------------------------------------------------
COLLECTIVE INVESTMENT FUNDS
FUNB Enhanced Stock Market Fund *                                                       7,843,114      559,131,696
------------------------------------------------------------------------------------------------------------------
STABLE FUND *
  CASH MANAGEMENT ACCOUNTS
Valiant General Fund                                                                   58,046,933       58,046,933
------------------------------------------------------------------------------------------------------------------
  CORPORATE BONDS
Chase Manhattan Corporation, 2.59%, due 1/22/02                                        20,000,000       20,005,800
Lehman Brothers Holdings Incorporated, 2.54%, due 2/1/02                                5,000,000        5,000,950
Lehman Brothers Holdings Incorporated, 2.34%, due 2/12/02                               6,000,000        6,001,020
Liberty Lighthouse US Capital Company, 2.36%, due 2/22/02                              20,000,000       20,002,400
Associates Corporation of North America, 2.22%, due 5/17/02                            12,000,000       12,007,560
Paine Webber Group Incorporated, 2.60%, due 11/18/02                                   20,000,000       20,026,800
Lehman Brothers Holdings Incorporated, 2.99%, due 4/4/03                                9,000,000        9,014,220
Citigroup Holdings Incorporated, 2.93%, due 4/7/03                                     15,000,000       15,058,050
Morgan Stanley Dean Witter, 2.41%, due 5/5/03                                          15,000,000       15,001,350
Salomon, 2.20%, due 6/23/02                                                            15,000,000       15,030,300
Household Financial Corporation, 2.16%, due 6/24/03                                    15,000,000       15,006,600
Restructured Assets CTFS, 2.66%, due 8/4/03                                            25,000,000       25,000,100
Restructured Assets CTFS, 2.35%, due 9/22/03                                           25,000,000       25,001,625
Countrywide Home Loans Incorporated, 2.69%, due 10/1/03                                10,000,000        9,997,500
Restructured Assets CTFS, 2.48%, due 12/1/03                                           15,610,000       15,624,392
Citigroup Incorporated, 2.27%, due 3/9/04                                              10,000,000       10,004,600
Household Financial Corporation, 2.51%, due 5/28/04                                    10,000,000        9,994,100
Hertz Corporation, 2.55%, due 8/13/04                                                  22,000,000       21,182,700
Restructured Assets CTFS, 2.69%, due 10/10/04                                          15,000,000       15,001,965
International Lease Finance Corporation, 3.78%, due 10/18/04                           15,000,000       15,005,550
Credit Suisse First Boston USA Incorporated, 2.40%, due 10/25/04                       25,000,000       24,987,750

                                                                     (Continued)

                                                                      SCHEDULE 1
                                                                          Page 2
                              WACHOVIA SAVINGS PLAN
             (FORMERLY NAMED FIRST UNION CORPORATION SAVINGS PLAN)

         Schedule of Assets Held for Investment Purposes at End of Year
--------------------------------------------------------------------------------

                                                                                                  December 31,2001
                                                                                      ----------------------------

                                                                                       Par Value
                                                                                       or Number              Fair
                      Identity of Issue                                                 of Units             Value
------------------------------------------------------------------------------------------------------------------
PNC Funding Corporation, 2.66%, due 10/29/04                                          17,000,000        17,005,950
Goldman Sachs, 2.17%, due 12/15/04                                                    10,000,000        10,000,510
NPF XII Incorporated, 2.74%, due 6/1/04                                               10,000,000        10,000,640
TMS Home Equity Loan, 6.90%, due 7/15/07 *                                               383,954           383,408
Ford Motor Credit Company, 2.56%, due 1/17/02                                         23,731,000        23,730,905
Bank of America Corporation, 2.20%, due 2/20/02                                        5,000,000         5,000,050
------------------------------------------------------------------------------------------------------------------
        Total Corporate Bonds                                                                          390,076,795
------------------------------------------------------------------------------------------------------------------
  INVESTMENT CONTRACTS
New York Life Insurance Company, Contract #GA31326-001, 5.16%, due 8/27/04            20,000,000        20,353,205
Monumental Life Insurance Company, Contract #ADA00198ST, 3.86%, open-ended maturity   10,991,606        11,045,669
Mass Mutual Contract, Contract #IG12738, 5.75%, open-ended maturity                      512,094           541,539
Principal Life Insurance Company, Contract #4-40344-1, 7.13%, due 9/15/03             10,000,000        10,205,879
John Hancock Mutual Life Insurance Company, Contract #14478GAC, 7.62%, due 9/7/04     10,000,000        10,236,131
Canada Life Assurance Company, Contract #P46050, 7.17%, due 11/15/04                  10,000,000        10,087,651
Allstate Life Insurance Company, Contract #GA6225, 7.25%, due 12/1/04                 10,000,000        10,063,562
Principal Life Insurance Company, Contract #4-40344-2, 7.91%, due 2/10/05             10,000,000        10,701,312
Travelers Insurance Company, Contract #GR17599, 7.84%, due 5/5/05                     10,000,000        10,506,646
Travelers Insurance Company, Contract #GR17617, 8.00%, due 8/25/05                    10,000,000        10,271,400
John Hancock Mutual Life Insurance Company, Contract #15026GAC, 7.3%, due 9/1/05      10,000,000        10,232,373
Allstate Life Insurance Company, Contract #GA6298, 7.37%, due 9/1/05                  10,000,000        10,234,549
John Hancock Mutual Life Insurance Company, Contract #15079GAC, 7.25%, due 11/10/05    5,000,000         5,051,075
Principal Life Insurance Company, Contract #4-40344-3, 7.25%, due 11/10/05             5,000,000         5,048,171
Pacific Life Insurance Company, Contract #G2618802, 6.27%, due 6/30/06                10,000,000        10,304,441
Metlife, Contract #0025204, variable rate, due 1/1/2099                               23,112,051        23,248,684
------------------------------------------------------------------------------------------------------------------
        Total Investment Contracts                                                                     168,132,287
------------------------------------------------------------------------------------------------------------------
Accrued receivable on assets of the stable fund                                                          4,309,814
------------------------------------------------------------------------------------------------------------------
        Total Stable Fund                                                                              620,565,829
------------------------------------------------------------------------------------------------------------------
EMPLOYEE STOCK OWNERSHIP PLAN
Wachovia Corporation common stock *
  Allocated                                                                           22,900,962       718,174,174
  Unallocated (a)                                                                      2,660,795        83,442,545
Valiant General Fund - Cash Management Account
  Allocated                                                                           37,664,400        37,664,400
  Unallocated (b)                                                                        643,666           643,666
------------------------------------------------------------------------------------------------------------------
        Total Employee Stock Ownership Plan                                                            839,924,785
------------------------------------------------------------------------------------------------------------------
Participants' loans receivable, various maturities, rates from 4.75% to 11.50% *                       139,075,878
------------------------------------------------------------------------------------------------------------------
        Total investments                                                                         $  3,709,257,229
==================================================================================================================

* Party-in-Interest.

(a) Cost of plan assets for this nonparticipant-directed investment is $39,251,429.
(b) Cost of plan assets for this nonparticipant-directed plan is $643,074.

See accompanying independent auditors' report.

                                   SIGNATURES

________________________________________________________________________________

     Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


WACHOVIA SAVINGS PLAN
(FORMERLY NAMED FIRST UNION CORPORATION SAVINGS PLAN)



/s/  BENJAMIN J. JOLLEY
---------------------------
Benjamin J. Jolley
Senior Vice President

June 13, 2002

                                  EXHIBIT INDEX

________________________________________________________________________________

Exhibit No.               Description                           Location

(23)                      Independent Auditors' Consent         Filed herewith